

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via Facsimile
Mr. Murray G. Smith
Chief Financial Officer
Jewett-Cameron Trading Company Ltd.
32275 NW Hillcrest
North Plains, OR 97133

   Re: **Jewett-Cameron Trading Company Ltd.**
       Form 10-K for Fiscal Year Ended August 31, 2014
       Filed October 29, 2014
       File No. 0-19954

Dear Mr. Smith:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ W. John Cash

                W. John Cash
                Branch Chief